FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E
5-1-02

For the month of May, 2002

DATAMIRROR CORPORATION
(Registrant's name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ______ Form 40-F ___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Documents Included as Part of this Report

No.	**Document**
1.	Press Release dated May 21, 2002.

Document 1

DataMirror
3100 Steeles Avenue East
Suite 1100
Markham, Ontario L3R 8T3
TEL: 905-415-0310
FAX: 905-415-0340
Web Site: www.datamirror.com

For Immediate Release

zipRealty Selects DataMirror LiveResiliency™ Software for 24/7 Business Operations

DataMirror iReflect™ Delivers Continuous Availability to Oracle 9i Databases

TORONTO, CANADA – (May 21, 2002) – DataMirror (Nasdaq: DMCX; TSE: DMC), the leading provider of enterprise application integration and resiliency solutions, today announced that zipRealty, Inc., one of the fastest growing real estate brokerages in the U.S., has implemented DataMirror iReflect Version 1.0.2 software to manage and protect its Oracle 9i data.

"The real estate industry demands continuous operations, requiring information to be readily accessible and available to home sellers and buyers 24/7. Any unplanned or planned system downtime can result in great repercussions to our business," said Joe Trifoglio, Vice President of Technology, zipRealty, Inc. "The latest release of DataMirror iReflect provides us with ultimate control over our Oracle database. iReflect has enabled us to maximize our investment in Oracle 9i technology while ensuring our corporate web site is up and running at all times."

Prior to the implementation of DataMirror iReflect, zipRealty performed manual database replication of its Oracle data. zipRealty recognized the need for an automated data resiliency solution to mirror Oracle data, ensure high availability and minimize downtime for their web site. After evaluating several competitive products, zipRealty selected iReflect because of its full support for Data Manipulation Language (DML) and Data Definition Language (DDL) commands. This support provides zipRealty with more accurate and complete data replication, as well as increased levels of data resiliency and disaster recovery.

"With so many companies today relying on Oracle data to make effective business decisions and meet customer needs, ensuring information is available 24/7 is a business imperative," said Nigel Stokes, CEO, DataMirror. "DataMirror's LiveResiliency software solution for Oracle meets a real business need by mirroring Oracle databases in real-time and enhancing the continuous availability of Oracle 9i business environments."

Full DDL Support

iReflect provides full support for database/object schema changes for all the commonly used Oracle entities including: Table, Sequence, Context, Directory, Dimension, Function, Index, Library, Materialized View, Package, Procedure, Profile, Resource Cost, Role, Rollback Segment, Synonym, Tablespace, User and View. iReflect replicates the changes from any of the following SQL statements: Create, Alter, Drop, Analyze, Truncate, Comment, Grant and Revoke. Full DDL support provides more accurate and complete replication, reducing the amount of user administration required and ensuring less user errors and enhanced data integrity. The result is a comprehensive Oracle resiliency solution that protects the integrity of data assets and is extremely easy to use.

DataMirror is committed to delivering the most extensive high availability solution on the market for Oracle-based businesses. The complete DataMirror solution encompasses software, a proven methodology, professional services and 24/7 global support.

About DataMirror iReflect

DataMirror iReflect software uses intelligent database-level mirroring to provide a cost-effective solution to help businesses running Oracle achieve superior uptime and availability for their precious data assets. It mirrors Oracle database transactions from the primary system to the recovery system in real-time and can also detect primary system failure and rapidly invoke operational switching. iReflect is extremely easy to configure and supports all native Oracle data-types. iReflect's high-speed, log-based technology helps companies achieve accurate and consistent real-time data mirroring, backup and recovery with very little overhead on primary systems that drive the business.

Pricing and Availability

DataMirror iReflect Version 1.0.2 is generally available today. For more information and product pricing, please contact a DataMirror representative at 1-800-362-5955 or visit www.datamirror.com.

About zipRealty

zipRealty, Inc. is a national full-service real estate brokerage with REALTORS® in 15 major metropolitan areas. zipRealty empowers its local, licensed REALTORS® with Internet-based technology, including the highest rated brokerage Web site that is backed by a proprietary lead management and transaction platform. The result is outstanding service and efficiencies that are passed onto clients as lower commissions. Homebuyers receive up to 1% cash back at closing and sellers save up to 1% when listing with zipRealty. zipRealty's intense focus on customer service, innovation, and value allows homebuyers and sellers to work with tomorrow's REALTOR® today.

zipRealty currently serves 15 major metropolitan areas in ten states: Atlanta, Baltimore, Boston, Chicago, Dallas, Los Angeles, Northern Virginia, Orange County, Phoenix, Seattle, Sacramento, San Diego, the San Francisco Bay Area and Washington, D.C. For more information, please visit www.zipRealty.com or call toll free 1-877-500-2510.

About DataMirror

DataMirror (Nasdaq: DMCX; TSE: DMC) delivers LiveBusiness™ software solutions that let customers integrate data in real-time across their enterprises. DataMirror's comprehensive product family unlocks *the experience of now*™ by providing the instant data access, integration and availability customers demand today across all computers in their business.

Over 1,500 companies use DataMirror to integrate their data. Real-time data drives all business. DataMirror is headquartered in Toronto, Canada, and has offices worldwide. DataMirror has been ranked in the Deloitte and Touche Fast 500 as one of the fastest growing technology companies in North America. For more information, call 1-800-362-5955 or visit the DataMirror web site at www.datamirror.com.

Media and Financial Contacts:

Peter Cauley, Chief Financial Officer
DataMirror Corporation
E-mail: pcauley@datamirror.com
Phone: 905-415-0310 ext. 271, Fax: 905-415-0340

Tracy Staniland, Director of Marketing
DataMirror Corporation
E-mail: tstaniland@datamirror.com
Phone: 905-415-0310 ext. 274, Fax: 905-415-5196

Karen Quatromoni, PR Contact
Rainier Corporation
E-mail: karenq@rainierco.com
Phone: 978-464-5302 ext. 150, Fax: 978-464-2968

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2002

DATAMIRROR CORPORATION

Peter Cauley
Chief Financial Officer